UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☐	FORM 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERSIDE FOREST PRODUCTS LIMITED
(Registrant)
Date: September 10, 2004	By:	/s/ “Michael E. Moore”
(Signature)

Michael E. Moore, CFO
(Name and Title of the Signing Officer)

The following attached document is filed under this Form 6-K:

EXHIBIT A:     News Release dated September 7, 2004

EXHIBIT A

RIVERSIDE FOREST PRODUCTS POSTPONES SEPARATION OF RIGHTS
UNDER SHAREHOLDER RIGHTS PLAN

Kelowna, British Columbia, September 7, 2004 — Riverside Forest Products Limited (TSX: RFP) today announced that its Board of Directors has resolved to defer the “Separation Time” under its shareholder rights plan until such later date as may be determined by the Board.

The separation of the rights would otherwise occur 10 trading days after the August 25, 2004 announcement by Tolko Industries Ltd. of its intention to make a take-over bid that is not a “Permitted Bid” under the rights plan.

The rights plan, which was adopted by the Board in July 1999, was approved by shareholders in 2000 and again in 2003.

Gordon W. Steele, Riverside Chairman, President and Chief Executive Officer, said, “We put the plan in place in order to give the company’s shareholders sufficient time to assess a take-over bid without undue pressure, and to give the Board the ability to pursue alternatives designed to maximize shareholder value. The plan is doing exactly what it was intended to do.”

Riverside Forest Products Limited is the fourth largest lumber producer in British Columbia with over 1.0 Bbf of annual capacity and an annual allowable cut of 3.1 million cubic metres. The company is also the second largest plywood and veneer producer in Canada.

Media Contact:	Longview Communications Josh Pekarsky (604) 694 6030	David Ryan (604) 694 6031

Investor Contact:	Michael E. Moore, CFO Riverside Forest Products Limited (250) 861-6904